SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of Aug, 2007
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2007 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Jun 30,     Jun 30,
                                                         2006        2007        2007

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    334,469$    343,971      31,865
  Accounts receivable, net .........................   1,370,624   1,374,846     127,364
  Other assets .....................................       2,169       2,156         200
  Inventories, net .................................     870,599     848,982      78,649
  Prepaid expenses .................................      15,654      14,773       1,369
            Total current assets ...................   2,593,515   2,584,728     239,446
LONG-TERM RELATED PARTIES ..........................      26,077      17,624       1,633
PROPERTY, PLANT AND EQUIPMENT, net .................   7,336,112   7,452,959     690,434
INVESTMENT IN SUBSIDIARIES .........................   3,883,891   3,853,915     357,022
OTHER ASSETS, net ..................................     206,747     202,218      18,733
            Total  assets ..........................$ 14,046,342$ 14,111,444   1,307,269

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     170,472     169,230      15,677
  Interest payable .................................       1,950       1,701         158
  Trade accounts payable ...........................     446,209     401,917      37,233
  Notes payable ....................................      45,117      31,762       2,942
  Accrued liabilities ..............................     505,051     538,436      49,880
  Employee profit-sharing ..........................         882       1,761         163
            Total  current liabilities .............   1,169,681   1,144,807     106,054
LONG-TERM DEBT .....................................   5,572,507   5,339,126     494,611
LONG-TERM RELATED PARTIES ..........................     647,350     617,292      57,185
LONG-TERM NOTES PAYABLE ............................     122,340     130,561      12,095
DEFERRED TAXES......................................   1,382,460   1,519,239     140,741
LIABILITY FOR EMPLOYEE BENEFITS.....................     301,712     302,801      28,051
            Total long term liabilities ............   8,026,369   7,909,019     732,683
            Total  liabilities .....................   9,196,050   9,053,826     838,737
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,829,172   5,029,646     465,941
  Minority interest ................................      21,120      27,972       2,591
            Total stockholders' equity .............   4,850,292   5,057,618     468,532
            Total liabilities and stockholders' equi$ 14,046,342$ 14,111,444   1,307,269

               Exchange rate: $ 10.7946

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Jun   Acum. Jun
                                                                     2006        2007      US$ 2007

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    -69,739$    124,715      11,553
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss (Gain) in subsidiaries .............................    -218,147    -110,884     -10,272
       Depreciation and amortization ...........................     257,853     141,636      13,121
       Impairment of long-lived assets .........................     228,829           0           0
       Deferred income taxes ...................................     185,432      98,597       9,134
       Other....................................................      42,347      22,191       2,056
       Total items which do not require cash....................     496,314     151,540      14,039
  Net resources generated from income ..........................     426,575     276,255      25,592
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -44,549      21,617       2,003
    Decrease (Increase) in current assets ......................      55,550     -10,346        -958
    Decrease (increase) in account receivables, net ............    -238,706       7,018         650
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     266,332     -23,632      -2,189
  Resources generated by operating activities ..................     465,202     270,912      25,097
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -394,531    -194,323     -18,002
  Net resources generated from financing activities ............    -394,531    -194,323     -18,002
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....    -220,200     -65,833      -6,099
       Investment in subsidiaries ..............................       1,042           0           0
       Increase in deferred assets .............................     -41,545      -1,254        -116
  Net resources applied to investing activities ................    -260,703     -67,087      -6,215
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -190,032       9,502         880
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     524,501     334,469      30,985
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    334,469$    343,971US    31,865

* The exchange rate of 10.7946 was used for translation purposes.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2006        2007        Var         2006        2007        Var

NET SALES ...............................$ 1,412,797$  1,383,812         -2%     120,536     128,195          6%
COST OF SALES ...........................  1,149,827   1,142,242         -1%      98,100     105,816          8%
     Gross profit........................    262,970     241,570         -8%      22,436      22,379          0%

     Selling and Administrative expenses     122,213     122,061          0%      10,427      11,308          8%
     Operating income ...................    140,757     119,509        -15%      12,009      11,071         -8%
Other income (expense), net .............     79,646      34,134        -57%       6,795       3,162        -53%
Employee statutory profit sharing .......          0         891     N/A               0          83   	N/A
INTEGRAL RESULT OF FINANCING:
Interest expense ........................    172,264     147,120        -15%      14,697      13,629         -7%
Interest income .........................    -10,631      -4,990        -53%        -907        -462        -49%
Exchange (gain) loss, net ...............    259,846    -148,044     N/A          22,169     -13,715     N/A
Gain on monetary position ...............      7,206      35,652        395%         615       3,303        437%
  Total financial expense ...............    428,685      29,738        -93%      36,574       2,755        -92%
  Income (loss) after R.I.F..............   -208,282     123,014     N/A         -17,770      11,395     N/A
Loss (Gain) in subsidiaries .............    -21,781    -111,991        414%      -1,816     -10,376        471%
  Income (loss) before income and asset t   -186,501     235,005     N/A         -15,954      21,771     N/A
Provisions for income and asset taxes ...      4,754       9,644        103%         406         893        120%
Provision for deferred income taxes .....    -59,641      93,563     N/A          -5,088       8,668     N/A
Net income before minority interest......$  -131,614$    131,798     N/A         -11,272      12,210     N/A
  Minority interest......................     -1,111      -2,745     N/A             -95        -254     N/A
  Majority net income....................$  -130,503$    134,543     N/A         -11,177      12,464     N/A

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2007
                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2006        2007        Var         2006        2007        Var

NET SALES ...............................$ 2,597,861$  2,761,299          6%     225,389     253,595         13%
COST OF SALES ...........................  2,101,110   2,226,824          6%     182,268     204,551         12%
     Gross profit........................    496,751     534,475          8%      43,121      49,044         14%

     Selling and Administrative expenses     233,673     241,838          3%      20,289      22,212          9%
     Operating income ...................    263,078     292,637         11%      22,832      26,832         18%
Other income (expense), net .............    134,492     101,203        -25%      11,648       9,268        -20%
Employee statutory profit sharing .......          0         891   	N/A            0          83   	N/A
INTEGRAL RESULT OF FINANCING:
Interest expense ........................    337,739     326,422         -3%      29,338      29,952          2%
Interest income .........................    -25,077     -18,829        -25%      -2,185      -1,722        -21%
Exchange (gain) loss, net ...............    435,666       4,512        -99%      37,726         173       -100%
Gain on monetary position ...............    -47,715     -41,228        -14%      -4,244      -3,696        -13%
  Total financial expense ...............    700,613     270,877        -61%      60,635      24,707        -59%
  Income (loss) after R.I.F..............   -303,043     122,072     N/A         -26,155      11,310     N/A
Loss (Gain) in subsidiaries .............     -2,606    -110,884       4155%        -121     -10,282       8398%
  Income (loss) before income and asset t   -300,437     232,956     N/A         -26,034      21,592     N/A
Provisions for income and asset taxes ...      6,006       9,644         61%         517         893         73%
Provision for deferred income taxes .....    -59,768      98,597     N/A          -5,099       9,126     N/A
Net income before minority interest......$  -246,675$    124,715     N/A         -21,452      11,573     N/A
  Minority interest......................     -1,190      18,954     N/A            -102       1,721     N/A
  Majority net income....................$  -245,485$    105,761     N/A         -21,350       9,852     N/A


CORPORACION DURANGO, S.A.B. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

THE ENTITY:
CORPORACION DURANGO, S. A. B. DE C. V. ("CODUSA") AND SUBSIDIARIES
 (COLLECTIVELY, THE "COMPANY") ARE PRIMARILY ENGAGED IN THE MANUFACTURING AND SELLING OF PACKAGING (CORRUGATED BOXES AND MULTI-WALL SACKS), PAPER (CONTAINERBOARD, NEWSPRINT AND BOND) AND OTHER WOOD PRODUCTS (PLYWOOD)
IN MEXICO AND IN THE UNITED STATES OF AMERICA.

ON DECEMBER 8, 2006, THE BOARD OF DIRECTOR'S DECIDED TO MODIFY THE SOCIAL DENOMINATION OF COPORACION DURANGO, S. A. DE C. V. TO CORPORACION DURANGO,
S. A. B. DE C. V.; ALSO, THEY MODIFIED ITS SOCIAL STATUTES TO REFLECT THE NEW INTEGRATION, ORGANIZATION AND OPERATION OF ITS SOCIAL ORGANS AND THE NEW RIGHTS OF THE MINORITY STOCKHOLDERS, IN ACCORDANCE TO MEXICAN LAW OF STOCK MARKET, PUBLISHED ON DECEMBER 30, 2005.

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A.B. DE C.V. AND THE FOLLOWING
SUBSIDIARIES:
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN
ELIMINATED FOR CONSOLIDATION PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS, LIABILITIES AND INCOME OR LOSS OF THE PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50% OF
OWNERSHIP.

BEGINNING JANUARY 1, 2007, THE DISPOSITIONS OF THE FOLLOWING MEXICAN FINANCIAL REPORTING STANDARDS (NIFS) ISSUED BY THE MEXICAN FINANCIAL REPORTING STANDARDS BOARD (CINIF) BECAME EFFECTIVE. THESE DISPOSITIONS WILL NOT HAVE A SIGNIFICANT IMPACT ON THE FINANCIAL INFORMATION:

NIF B-3 "INCOME STATEMENT" - INCORPORATES, AMONG OTHERS, A NEW APPROACH TO CLASSIFY INCOME COSTS AND EXPENSES IN ORDINARY AND NON-ORDINARY, ELIMINATES SPECIAL AND EXTRAORDINARY ITEMS AND ESTABLISHES EMPLOYEES' PROFIT SHARING AS ON ORDINARY EXPENSE AND NOT AS A PROFIT TAX.

NIF B-13 "SUBSEQUENT EVENTS" - REQUIRES, AMONG OTHERS, RECOGNITION OF ASSETS AND LIABILITIES RESTRUCTURING IN THE PERIODS IN WHICH THEY ACTUALLY TAKE PLACE AND THE RECOGNITION OF CREDITORS' WAIVERS TO ENFORCE THEIR RIGHT TO DEMAND DEBTS IN THE EVENT OF LACK OF COMPLIANCE OF THE ENTITY WITH DEBT AGREEMENT COMMITMENTS. THESE ISSUES WILL ONLY BE DISCLOSED IN THE NOTES TO THE FINANCIAL STATEMENTS.

NIF C-13 "RELATED PARTIES" - EXTENDS, AMONG OTHERS, THE DEFINITION (SCOPE) OF THE RELATED PARTIES' CONCEPT AND INCREASES THE DISCLOSURE REQUIREMENTS IN THE NOTES TO THE FINANCIAL STATEMENTS.

NIF D-6 "CAPITALIZATION OF THE FINANCING INTEGRAL RESULT" - ESTABLISHES, AMONG OTHERS, THE OBLIGATION OF CAPITALIZATION OF THE FINANCING INTEGRAL RESULT AND THE RULES FOR ITS CAPITALIZATION.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE PARTIALLY CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED
IN ACCORDANCE WITH THE MEXICAN FINANCIAL REPORTING STANDARDS ("NIFS"), ISSUED BY THE MEXICAN BOARD FOR RESEARCH AND DEVELOPMENT OR FINANCIAL REPORTING STANDARDS ("CINIF").
B) FOR COMPARATIVE PURPOSES UNCONSOLIDATED FINANCIAL STATEMENTS OF PRIOR YEARS HAVE ALSO BEEN RESTATED TO REFLECT IDENTICAL PURCHASING POWER, USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRODUCTS INDEX ("NCPI") ISSUED BY BANCO DE MEXICO.

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE VALUED AT MARKET PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED IN THE STATEMENTS OF OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR'S EXCHANGE RATE. THE EXCHANGE RATE ON JUNE 30st, 2007 WAS $10.7946.

1.5 INVENTORY VALUATION:
INVENTORIES AND COST OF SALES ARE STATED USING THE AVERAGE COST METHOD AND ARE LATER RESTATED USING FACTORS DERIVED FROM CHANGES IN THE NCPI AT ITS REPOSITION COST BASED ON THE MOST RECENT PURCHASE PRICE OR PRODUCTION COST. THE VALUE SHOULD NOT EXCEED ITS MARKET VALUE.

PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT OF MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND ARE RESTATED TO REFLECT MEXICAN PESOS OF CONSTANT PURCHASING POWER USING FACTORS DERIVED FROM CHANGES IN THE NATIONAL CONSUMER PRICE INDEX (NCPI).
MACHINERY AND EQUIPMENT OF NON-MEXICAN ORIGIN ARE RECORDED AT ACQUISITION COST AND THE ACQUISITION COST IS RESTATED TO CONSTANT CURRENCY USING THE INFLATION OF THE COUNTRY OF ORIGIN, THEN CONVERTED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE BALANCE
SHEET DATE.
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER THEIR SERVICE LIVES. ASSETS ARE DEPRECIATED AS FOLLOWS:
                            YEARS
BUILDINGS                  25-50
MACHINERY & EQUIPMENT      23-40
OFFICE EQUIPMENTS           5-10
TRANSPORTATION EQUIPMENT    1-5
COMPUTER EQUIPMENT          1-3

THESE ASSETS ARE EVALUATED ANNUALLY FOR POTENTIAL IMPAIRMENT.
RECURRING MAINTENANCE AND REPAIR EXPENDITURES ARE CHARGED TO OPERATING EXPENSES AS INCURRED. MAJOR OVERHAULS TO FIXED ASSETS ARE CAPITALIZED
AND AMORTIZED OVER THE PERIOD IN WHICH BENEFITS ARE EXPECTED TO BE RECEIVED. NET COMPREHENSIVE FINANCING COST INCURRED DURING THE PERIOD OF CONSTRUCTION AND INSTALLATION OF PROPERTY, PLANT AND EQUIPMENT IS CAPITALIZED AND RESTATED APPLIYING FACTORS DERIVED FROM CHANGES IN THE NCPI.

LABOR OBLIGATIONS:
AS OF JANUARY 1, 2005, THE COMPANY ADOPTED AMENDMENTS TO STATEMENT D-3, "LABOR OBLIGATIONS", WHICH, ESTABLISHES RULES FOR ESTIMATING AND RECORDING LIABILITIES RELATED TO SEVERANCE PAYMENTS DUE TO EMPLOYEES UPON DISMISSAL FOR CAUSES OTHER THAN FINANCIAL RESTRUCTURING. THESES EFFECTS ARE RECOGNIZED THROUGH ACTUARIAL CALCULATIONS USING THE PROJECTED CREDIT UNIT METHOD.
OTHER COMPENSATION BASED ON SENORITY TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE MEXICAN FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WHICH THEY BECOME PAYABLE.

STOCKHOLDERS' EQUITY:
COMMON STOCK, LEGAL RESERVE, PREMIUM IN ISSUANCE OF SHARES AND RETAINED EARNINGS REPRESENT THE VALUE OF THOSE ITEMS IN TERMS OF PURCHASING POWER OF THE MEXICAN PESO AS OF THE MOEST RECENT BALANCE SHEET DATE, AND ARE DETERMINED BY APPLYING FACOTRS DERIVED FROM THE NCPI TO THE HISTORICAL VALUES.

SHARES OF COMMON STOCK AT PAR VALUE, ARE COMPRISED AS FOLLOWS:

                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111

INCOME TAX:
INCOME TAX IS RECORDED BY THE COMPREHENSIVE METHOD OF ASSETS AND LIABILITIES, WHICH CONSISTS OF RECORDING DEFERRED TAX FOR ALL TEMPORARY DIFFERENCES BETWEEN THE BOOK AND TAX VALUES AF ASSETS AND LIABILITIES.


BUSINESS SEGMENTS INFORMATION:
THE PROVISIONS CONTAINED IN STATEMENT B-5, "FINANCIAL INFORMATION BY SEGMENT", ISSUED BY MIPA ARE MANDATORY FOR PUBLIC ENTITIES LISTED ON THE MEXICAN STOCK EXCHANGE. STATEMENT B-5 REQUIRES THAT COMPANIES LOOK TO THEIR INTERNAL ORGANIZATIONAL STRUCTURE AND INTERNAL REPORTING SYSTEM FOR PURPOSES OF IDENTIFYING SEGMENTS.

THE COMPANY OPERATES THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF CORRUGATED CONTAINERS, MULTI-WALL SACKS AND PAPER TUBES.
2. PAPER. THIS SEGMENT INCLUDES THE PRODUCTION AND SALES OF CONTAINERBOARD (LINERBOARD AND CORRUGATING MEDIUM).
3. OTHER. THIS SEGMENT INCLUDES THE PRODUCTION AND SALE OF PLYWOOD.
AS OF JUNE 30st., 2007 AND 2006, THE SEGMENT INFORMATION IS PRESENTED AS
FOLLOWS:

                                ACQUISITION
                                AND SALE OF
                  TOTAL       PROPERTY, PLANT        SEGMENT
    2007          INCOME       AND EQUIPMENT         ASSETS
   ------        ---------    ----------------   --------------
PACKAGING        2,659,154          55,796          21,687,533
PAPER              730,783           9,971          10,272,416
OTHERS              98,840              66             510,700
ELIMINATONS       (722,478)                        (18,359,205)
                ----------     ------------      --------------
TOTAL            2,761,299          65,833          14,111,444
                ==========     ============      ==============



                                ACQUISITION
                                AND SALE OF
                  TOTAL       PROPERTY, PLANT        SEGMENT
    2006          INCOME       AND EQUIPMENT          ASSETS
   ------        ---------    ----------------  --------------
PACKAGING        2,319,396           7,972         31,280,032
PAPER            1,570,900          51,851          9,382,376
OTHERS              59,379         128,646            535,660
ELIMINATIONS    (1,351,814)                       (26,418,871)
                ----------     ------------     --------------
TOTAL            2,597,861         188,469         14,779,197
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE IS USED IN THE DECISITION MAKING PROCESS BY THE COMPANY.

INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY ACT WITH THE ADVISE OF EXPERT ADVISORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CORPORACION DURANGO, S.A.B. DE C.V.



Date:  Aug 3, 2007			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer